Exhibit 30(d)(ix)

ENDORSEMENT
(Only we can endorse this contract.)

This endorsement is attached to and made a part of this contract on the contract date.

ALTERATION OF TEXT

The section captioned "Excess Investment Return" on page 9 is amended to read as follows.

EXCESS INVESTMENT RETURN.--The excess investment return for any period is equal to:

1. the investment base at the end of the period; minus

2. what the investment base would have been at the end of the period if: (a) the value of the assets in the subaccounts to which amounts are allocated had earned interest at a rate equal to the assumed rate of return during the period; and
(b) we had made no charge for the mortality and expense risks described in item
4 under Base on Other Dates, or for federal or state income taxes; plus

3. an amount that we determine for this contract, which is the difference between the guaranteed cost of mortality (see Mortality Tables Described on page
19) and any lower cost of mortality we set, based on the attained age and sex of the Insured and the length of time the contract has been in force; this amount will never be less than zero.

We set the cost of mortality based on our expectations as to future mortality experience. At least once every five years, but no more often than once a year, we will consider the need to change the cost of mortality. We will change it only if we do so for all contracts like this one in force for the same length of time as this one on Insureds of the same attained age and sex.

The excess investment return can be less than, equal to, or more than zero. If a premium was paid and accepted under the terms of this contract, then for the purpose of computing the excess investment return it will be deemed to have been paid as of its due date.

Pruco Life Insurance Company of New Jersey,

By /s/ [SPECIMEN]
Secretary

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PLY 50--84
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